UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building

No. 1 Shangdi East Road

Haidian District, Beijing 100085

People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/S/ KELVIN WING KEE LAU
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: July 26, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES STRATEGIC INVESTMENTS

IN XINBAOYUAN AND BAOHONG

Beijing China (July 26, 2010)—Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that, Beijing Perfect World Cultural Communication Co., Ltd. (“PW Cultural”), an entity controlled by the Company, has entered into agreements to invest approximately RMB110.0 million and RMB82.3 million in cash, respectively, in Beijing Xinbaoyuan Movie & TV Investment Co., Ltd. (“Xinbaoyuan”) and Shanghai Baohong Entertainment and Media Co., Ltd. (“Baohong”) and take majority stakes. Both Xinbaoyuan and Baohong are engaged in the film and television program production and distribution business. Both companies have been controlled and managed by Ms. Ding Xin, a well-respected veteran in the field of television content distribution, and Mr. Zhao Baogang, a renowned director, who have led a team of veteran industry professionals to produce award winning television shows such as “Strive,” “Who Rules My Youth,” “Fog, Rain and Wind,” “Farewell Vancouver,” “Turn Your Phone on While Landed” and “Marvin’s War.” Xinbaoyuan also has operations in the entertainment agency business and currently represent more than 20 celebrities. The closing of the acquisition is subject to customary closing conditions, including approval of Xinbaoyuan’s and Baohong’s shareholders.

“We are very pleased to announce our strategic investments in Xinbaoyuan and Baohong,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “Making strategic acquisitions and investments in complementary fields continues to be one of our core growth strategies. We continue to see a lot of potential in the television and movie industry in China, and believe that our involvement in the broader entertainment industry will be beneficial to our core business. We believe the expertise, creativity and innovation, and strong reputation of both companies in the film and television industry will bring new, future growth opportunities to our company, while creating synergies with our core gaming business primarily through content generation and co-promotion. We are excited to work together with such a reputable team to further the development of the entertainment industry in China.”

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals” and “Fantasy Zhu Xian;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operations in North America and Japan. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +86-10-5971-2001

Fax: +86-10-5971-2001

Email: rhu@christensenir.com

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